[redacted]

04019405

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SO 4/27/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGP Derivatives Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 9th Avenue, Suite 3F
(No. and Street)

RECD S.E.C.
APR 01 2004
535

New York, NY 10011-7006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Cawley (212) 242-0678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES CAWLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGP DERIVATIVES CORP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

CEO

Title

Notary Public

CARLA FORDE
Notary Public, State of New York
No. 24-4925001
Qualified in Kings County
Commission Expires May 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGP DERIVATIVES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Organization and Business Activity

AGP Derivatives Corp., formerly named Seeking Capital Securities Corp. d/b/a AGP Derivatives Corp., (the "Company") was incorporated in the State of Delaware in August 2000 and is engaged in the business of inter-dealer brokerage for credit default swaps in New York City. The Company is a wholly-owned subsidiary of its parent, Axiom Global Partners, LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The use of settlement date accounting did not result in any differences from trade date accounting, as is required. The amount due is recorded as commissions receivable.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on history of past write-offs and collections and current credit conditions. Accounts are written off when deemed uncollectible.

Income Taxes

For United States federal tax purposes, the Company has elected to be taxed as a C corporation under the provisions of both the Internal Revenue Code and New York State laws.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital ratio was 10.84:1.0, and its net capital was $92,140 as compared with required net capital of $66,594.

AGP DERIVATIVES CORP.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III

No material differences exist between the computation of net capital per FOCUS Report and the audit report Schedule III.

March 19, 2004

Mr. James Cawley
AGP Derivatives Corp.
75 9th Avenue, Suite 3F
New York, New York 10011-7006

Dear Mr. Cawley:

This acknowledges receipt of your December, 2003, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. The statement on Schedule I included as a supplement to the audited financial statements regarding the materiality of differences between Schedule I and the unaudited Form X-17a-5 filed with the NASD is incorrect. The statement included in the financial statements makes a comparison of Schedule I to the Company's amended filing of Form X-17a-5, which was filed on March 4, 2004. This is an inappropriate comparison and is the equivalent of your auditor, Yohalem Gillman & Company, LLP, making a comparison to their own work as the amended filing was based on their audit adjustments.

   In performing our review of the Company's audited financial statements, NASD compares the Company's initial filing of Form X-17a-5 to the audited financial statements. If material differences exist between these two documents, then a reconciliation schedule is required pursuant to SEC Rule 17a-5(d)(4). If no material differences exist to the initial filing, then a statement so stating is required in lieu of a reconciliation schedule.

2. Footnote 2 to the financial statements discloses that commission income on customer securities transactions is recorded on a settlement date basis. However, no statement was included regarding whether the use of settlement date accounting resulted in any material differences as opposed to the use of trade date accounting, as required.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 2, 2004. If you have any questions, please contact the undersigned, at (212) 858-4774.

Sincerely,

Thomas Fursa
Senior Compliance Examiner

Enclosure
TF/jan
cc: Ramona Lopez, Securities and Exchange Commission
Yohalem Gillman & Company LLP, Certified Public Accountant